EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Thornburg Mortgage, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-125125 and No. 333-128389), both on Form S-3 of Thornburg Mortgage, Inc., of our report dated February 28, 2007, with respect to the consolidated balance sheet of Thornburg Mortgage, Inc. and subsidiaries as of December 31, 2006, and the related consolidated income statement, statement of shareholders’ equity, and statement of cash flows for the year then ended, and the related financial statement schedule – mortgage loans on real estate, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 10-K of Thornburg Mortgage, Inc.

/s/ KPMG LLP

KPMG LLP
Albuquerque, New Mexico February 28, 2007